Exhibit 99.1

AYR Wellness Reports First Quarter 2023 Results

Excluding Discontinued Operations, Revenue up 18% Y/Y to $117.7 Million, up 3% sequentially

Excluding Discontinued Operations, Adjusted EBITDA1 up 64% Y/Y to $26.3 Million, up 9% sequentially (GAAP loss from operations was $21.7 Million, compared to $21.0 Million in Q1/22)

Q1 Ending Cash Balance of $96.5 Million

MIAMI, May 16, 2023 – AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), is reporting financial results for the first quarter ended March 31, 2023. Unless otherwise noted, all results are presented in U.S. dollars.

The following financial measures are reported as results from continuing operations due to the sale of the Company’s business in Arizona, which are reported as discontinued operations. All historical comparisons have been restated accordingly.

David Goubert, President & CEO of AYR, said, “I’m excited to share our strong profitability improvements during the quarter, as we began to execute on our financial and operational goals. Revenue and adjusted EBITDA1 each modestly beat our expectations, and respectively grew quarter over quarter by 3% and 9%. We grew revenue by 18% year-over-year and adjusted EBITDA1 over 60% year-over-year with significantly expanded adjusted EBITDA margin, while generating positive operating cash flow for the third consecutive quarter.

“From a balance sheet standpoint, we were pleased to announce that we have reached an agreement to provide significant liquidity improvement for the next few years via amendments to contingent consideration for the acquisitions of Garden State Dispensary and Sira Naturals, as well as resolving what otherwise would have been a potentially significant near-term dilution event for our shareholders, related to our acquisition of GSD. The agreements align with our goal of prioritizing the financial health of the Company and allow AYR to remain flexible as we continue to scale and optimize the business.

“I am encouraged to see the early progress in the execution of our 2023 optimization plan, which includes initiatives aimed at boosting sales, improving margins, reducing operating expenses and unlocking working capital through better inventory management. Managing cash is crucial at this stage of the cannabis industry, and the plan has already begun to improve our balance sheet and overall financial health.

“The early results from these initiatives are positively impacting our performance across our footprint, including states like Nevada or Pennsylvania where, despite more stagnant top line revenue, we have better leveraged our data to lower input costs, optimize pricing and become more deliberate with product promotions. Our operational initiatives led to a quarter-over-quarter improvement of 8% in adjusted gross profit1 and 29% in adjusted EBITDA in Nevada, and a 20% quarter-over-quarter increase in adjusted EBITDA1 in Pennsylvania.

“Over the past few months, we have also introduced to our teams and started implementing our Grow Forward Plan, a collection of initiatives aimed at driving strong revenue growth during the second half of 2023 and beyond. Key initiatives in the plan include upgrading our retail expertise, further developing our customer algorithm, rationalizing and building equity in our CPG brands portfolio, and continuing to improve our product quality. The combination of these initiatives is designed to further cement AYR as a retailer of choice and a house of brands across each of our markets over the medium to long-term.”

First Quarter Financial Summary (excludes results from AZ for all periods) ($ in millions, excl. margin items)

	Q1 2022	Q4 2022		Q1 2023	% Change Q1/Q1		% Change Q1/Q4
Revenue	$99.5	$114.3		$117.7	18.3%		3.0%
Gross Profit	$40.3	$53.0		$48.3	19.7%		-8.9%
Adjusted Gross Profit[1]	$52.0	$66.6		$65.3	25.6%		-1.9%
Operating Loss	$(21.0)	$(142.9	)²	$(21.7)	NA		NA
Adjusted EBITDA[1]	$16.1	$24.2		$26.3	64.0%		9.0%
Adjusted EBITDA Margin[1]	16.1%	21.1%		22.4%	620	bps	120	bps

1Adjusted EBITDA, Adjusted Gross Profit and Adjusted EBITDA Margin are non-GAAP measures, and accordingly are not standardized measures and may not be comparable to similar measures used by other companies. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA as well as Gross Profit to Adjusted Gross Profit, see the reconciliation table appended to this release.

2Based on current market conditions, including the impact of price compression, the Company incurred a non-cash goodwill impairment charge of $118M (excludes AZ), reducing the carrying value of goodwill across all reporting units.

First Quarter and Recent Highlights

•	Retail Updates

o	Opened seven new stores in Florida since the beginning of 2023, bringing AYR’s total footprint to 60 dispensaries across the state. The Company plans to open an additional 10 new stores in 2023 for a total of 70 stores at year end.
o	On track to rebrand all of the Company’s Florida stores from Liberty Health Sciences to AYR Cannabis Dispensary this summer.

•	Leadership Updates: new company leadership organization fully in place to lead our “Grow Forward Plan”

o	Appointed four Regional General Managers, coming from internal and external sources and with full P&L ownership of their respective markets.
o	Appointed Andy Cho as Chief Digital & Marketing Officer.
o	Appointed Kenny Stoll as Chief Supply Chain Officer.
o	Appointed Alexandra Gonzalez Burke as VP of Retail Performance.
o	Realized multiple internal promotions and new hires across key departments, including retail excellence, client development and supply chain, among others.

•	Corporate Updates

o	Announced mutual termination of AYR’s proposed acquisition of the equity interests of Gentle Ventures, LLC d/b/a Dispensary 33, and certain of its affiliates that collectively own and operate two licensed retail dispensaries in Chicago, Illinois.
o	Entered into an option to acquire two Ohio dispensary licenses from Daily Releaf, LLC and Heaven Wellness, LLC, to begin establishing a vertically integrated presence in the state.

o	Closed the sale of Blue Camo, LLC which comprises the Company’s Arizona business, to AZ Goat, LLC, a group consisting primarily of the former owners of Blue Camo, which included $20 million in cash, an elimination of $22.5 million in seller notes and elimination of approximately $15 million in lease liabilities.
o	Closed a $10 million real estate financing in Q1 with an 8% interest rate, which was an upsizing of an existing mortgage with a community bank that originally closed in March 2022.
o	Subsequent to quarter end, AYR closed the acquisition of Tahoe Hydroponics, an award-winning cultivator and one of Nevada’s top producers of high-quality cannabis flower.

Financing and Capital Structure

The Company deployed $7.2 million of capital expenditures in Q1 and ended the quarter with a cash balance of $96.5 million.

The Company has approximately 74.1 million fully diluted shares outstanding based on a treasury method calculation.i

Subsequent to quarter end, the Company announced it has reached an agreement to amend the terms of contingent consideration under the membership interest purchase agreements of GSD NJ, LLC and Sira Naturals Inc. The amendment for GSD NJ, LLC settles the contingent consideration with total proceeds of $37.2 million, consisting of $10 million in cash, $14 million in promissory notes, $3 million in Equity Shares, and another $10.2 million in cash payable at a future time based on circumstances related to negotiations with other debtholders.

The promissory notes are due December 2026 with monthly interest-only payments of 13.5% until May 2024 (with 1% monthly amortization thereafter). The number of Equity Shares was calculated based on a market price equal to US$0.79 which represents 3,797,468 Equity Shares. The amendment for Sira Naturals Inc. represents a two (2) year deferral of $27.5 million of proceeds from the original May 2024 payment date, with an annual interest rate of 6.0% and 10% annual amortization payments. In addition, the Company has executed amendments to promissory notes issued to the GSD NJ, LLC seller representative and certain of its affiliates to extend the maturity dates of notes with outstanding principal amount of $27.65 million in the aggregate for two (2) years, conditioned upon, among other things, holders of at least 75% of the Senior Secured Notes agreeing to extend the maturity date of such notes by at least two (2) years.

Outlook

The Company anticipates second quarter revenue and Adjusted EBITDA1 to grow in-line with Q1 sequential growth trends. AYR is also reiterating its expectation of generating positive cash flow from operations for the full year 2023 although operating cash flow trends will not be linear given the timing of tax payments.

AYR’s expectations for future results are based on the assumptions and risks detailed in its MD&A for the period ended March 31, 2023 as filed on SEDAR and with the SEC.

Conference Call

AYR management will host a conference call today, followed by a question-and-answer period.

Date: Tuesday, May 16, 2023

Time: 8:30 a.m. ET

Toll-free dial-in number: (800) 319-4610

[1] Includes pending M&A and contingent considerations related to GSD and Sira Naturals purchase considerations. Excludes AYR granted but unvested service-based LTIP shares totaling 5.2 million.

International dial-in number: (604) 638-5340

Conference ID: 10021727

Please dial into the conference call 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the Company’s investor relations team at ir@ayrwellness.com.

The conference will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available for one month beginning at 11:30 a.m. ET on Tuesday, May 16, 2023.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 0092

Financial Statements

Certain financial information reported in this news release is extracted from AYR’s Consolidated Financial Statements and MD&A for the quarter ended March 31, 2023. AYR files its financial statements and MD&A on SEDAR and with the SEC. All financial information contained in this news release is qualified in its entirety by reference to such financial statements and MD&A.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA,” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from continuing operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, impairment expense, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, start-up costs and other non-core costs.

A reconciliation of how AYR calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjusted Gross Profit and other disclosures concerning non-GAAP measures are provided in our MD&A for the three months ended March 31, 2023.

Forward-Looking Statements

Certain statements are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements are often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “expect”, “target”, “continue”, “forecast”, “design”, “goal” or negative versions thereof and other similar expressions.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Assumptions and Risks

Forward-looking information in this release is subject to the assumptions and risks as described in our MD&A for the quarter ended March 31, 2023.

Additional Information

For more information about the Company’s Q1 and full year 2022 operations and outlook, please view AYR’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About AYR Wellness Inc.

AYR is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

AYR’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (786) 885-0397
Email: ir@ayrwellness.com

Ayr Wellness Inc.
Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in United States Dollars, in thousands, except share amounts)

	As of
	March 31, 2023	December 31, 2022
ASSETS
Current
Cash	$96,484	$76,827
Accounts receivable, net	9,525	7,738
Inventory	96,856	99,810
Prepaid expenses, deposits, and other current assets	14,791	8,702
Assets held-for-sale	-	260,625
Total Current Assets	217,656	453,702
Non-current
Property, plant, and equipment, net	304,498	302,680
Intangible assets, net	730,373	744,709
Right-of-use assets - operating, net	120,067	121,340
Right-of-use assets - finance, net	41,812	43,222
Goodwill	94,108	94,108
Deposits and other assets	8,655	8,009
TOTAL ASSETS	$1,517,169	$1,767,770

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	$20,331	$26,671
Accrued liabilities	31,519	25,470
Lease liabilities - operating - current portion	8,062	7,906
Lease liabilities - finance - current portion	9,764	9,529
Contingent consideration - current portion	38,654	63,429
Purchase consideration payable	249	2,849
Income tax payable	56,891	46,006
Debts payable - current portion	40,030	40,523
Liabilities held-for-sale	-	43,841
Accrued interest payable - current portion	7,819	2,581
Total Current Liabilities	213,319	268,805
Non-current
Deferred tax liabilities, net	72,413	72,413
Lease liabilities - operating - non-current portion	117,298	118,086
Lease liabilities - finance - non-current portion	21,724	24,016
Construction finance liabilities	36,422	36,181
Contingent consideration - non-current portion	23,839	26,661
Debts payable - non-current portion	140,362	136,315
Senior secured notes, net of debt issuance costs	244,500	244,682
Accrued interest payable - non-current portion	5,088	4,763
Other long term liabilities	273	524
TOTAL LIABILITIES	875,238	932,446

Commitments and contingencies

Shareholders' equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized.	-	-
Issued and outstanding - 61,314,491 and 60,909,492 shares, respectively Exchangeable Shares: no par value, unlimited authorized.	-	-
Issued and outstanding - 5,680,444 and 6,044,339 shares, respectively Additional paid-in capital	1,353,948	1,349,713
Treasury stock - 645,300 shares	(8,987)	(8,987)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(705,271)	(510,668)
Equity of Ayr Wellness Inc.	642,956	833,324
Noncontrolling interest	(1,025)	2,000
TOTAL SHAREHOLDERS' EQUITY	641,931	835,324
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,517,169	$1,767,770

Ayr Wellness Inc.
Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, in thousands)

	Three Months Ended
	March 31, 2023	March 31, 2022
Revenues, net of discounts	$117,665	$99,502

Cost of goods sold excluding fair value items	69,383	56,657
Incremental costs to acquire cannabis inventory in business combinations	-	2,518
Cost of goods sold	69,383	59,175

Gross profit	48,282	40,327

Operating expenses
Selling, general, and administrative	52,050	49,030
Depreciation and amortization	15,614	10,882
Acquisition expense	2,241	1,446
Loss on sale of assets	58	-
Total operating expenses	69,963	61,358

Loss from operations	(21,681)	(21,031)

Other income (expense), net
Fair value gain on financial liabilities	27,597	30,079
Interest expense, net	(7,565)	(6,307)
Interest income	165	29
Other, net	279	-
Total other income, net	20,476	23,801

Income (loss) from continuing operations before income taxes and noncontrolling interests	(1,205)	2,770

Income taxes
Current tax provision	(11,178)	(9,568)
Deferred tax provision	-	(394)
Total income taxes	(11,178)	(9,962)

Net loss from continuing operations	(12,383)	(7,192)

Discontinued operations
Loss from discontinued operations, net of taxes (including loss on disposal of $180,753)	(185,245)	(2,001)
Loss from discontinued operations	(185,245)	(2,001)

Net loss	(197,628)	(9,193)
Net loss attributable to noncontrolling interest	(3,025)	(1,617)
Net loss attributable to Ayr Wellness Inc.	$(194,603)	$(7,576)
Basic and diluted net loss per share
Continuing operations	$(0.13)	$(0.08)
Discontinued operations	(2.65)	(0.03)
Total basic and diluted net loss per share	$(2.78)	$(0.11)
Weighted average number of shares outstanding (basic and diluted)	70,008	67,585

Ayr Wellness Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(Expressed in United States Dollars, in thousands)

	Three Months Ended
	March 31, 2023	March 31, 2022
Operating activities
Consolidated net loss	$(197,628)	$(9,193)
Less: Loss from discontinued operations	(4,492)	(2,001)
Net loss from continuing operations before noncontrolling interest	(193,136)	(7,192)
Adjustments for:
Fair value gain on financial liabilities	(27,597)	(30,079)
Stock-based compensation	5,584	9,654
Stock-based compensation - related parties	-	707
Depreciation and amortization	10,701	3,151
Amortization on intangible assets	14,336	13,982
Incremental costs to acquire cannabis inventory in a business combination	-	2,518
Deferred tax provision	-	394
Amortization on financing costs	573	573
Amortization on financing premium	(754)	(754)
Loss on disposal of property, plant, and equipment	58	-
Loss on the sale of Arizona business	180,753	-
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	(2,087)	615
Inventory	3,257	835
Prepaid expenses, deposits, and other current assets	1,204	1,313
Trade payables	(6,171)	1,263
Accrued liabilities	5,640	(6,824)
Accrued interest payable	5,053	2,408
Lease liabilities - operating	640	612
Income tax payable	10,581	(11,980)
Cash provided by (used in) continuing operations	8,635	(18,804)
Cash provided by (used in) discontinued operations	1,621	(2,397)
Cash provided by (used in) operating activities	10,256	(21,201)
Investing activities
Purchase of property, plant, and equipment	(7,187)	(27,950)
Capitalized interest	(3,589)	(3,684)
Cash paid for business combinations and asset acquisitions, net of cash acquired	-	(9,101)
Cash paid for business combinations and asset acquisitions, working capital	(2,600)	(812)
Deposits for business combinations, net of cash on hand	-	(2,825)
Advances to related corporation	-	(2,678)
Cash used in investing activities of continuing operations	(13,376)	(47,050)
Proceeds from sale of Arizona - discontinued operation	18,084	-
Cash provided by (used in) investing activities of discontinued operations	(44)	1,137
Cash provided by (used in) investing activities	4,664	(45,913)

Financing activities
Proceeds from exercise of options	-	300
Proceeds from notes payable, net of financing costs	10,000	25,913
Payment for settlement of contingent consideration	-	(10,000)
Deposits paid for financing lease and note payable	-	(8,353)
Tax withholding on stock-based compensation awards	(29)	(3,891)
Repayments of debts payable	(6,546)	(2,081)
Repayments of lease liabilities - finance (principal portion)	(2,378)	(1,909)
Repurchase of Equity Shares	-	(8,430)
Cash used in financing activities by continuing operations	1,047	(8,451)
Cash used in financing activities from discontinued operations	(123)	(117)
Cash provided by (used in) financing activities	924	(8,568)

Net increase (decrease) in cash	15,844	(75,682)
Cash, beginning of the period	76,827	154,342
Cash included in assets held-for-sale	3,813	-
Cash, end of the period	$96,484	$78,660

Supplemental disclosure of cash flow information:
Interest paid during the period, net	$5,311	$8,050
Income taxes paid during the period	908	23,469
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	1,358	12,193
Recognition of right-of-use assets for finance leases	468	8,057
Issuance of Equity Shares related to business combinations and asset acquisitions	-	4,482
Issuance of Equity Shares related to settlement of contingent consideration	-	11,748
Issuance of promissory note related to settlement of contingent consideration	-	14,934
Cancellation of Equity Shares	-	78
Capital expenditure disbursements for cultivation facility	241	-
Extinguishment of note payable related to sale of Arizona business	22,505	-
Extinguishment of accrued interest payable related to sale of Arizona business	1,165	-
Reduction of lease liabilities related to sale of Arizona business	16,734	-
Reduction of right-of-use assets related to sale of Arizona business	16,739	-

Ayr Wellness Inc.

Unaudited Interim Consolidated Adjusted EBITDA and Gross Profit Reconciliation

(Expressed in United States Dollars, in thousands)

	Three Months Ended
	March 31, 2023	March 31, 2022	December 31, 2022
	$	$	$
Loss from continuing operations (GAAP)	(21,681)	(21,031)	(142,911)

Incremental costs to acquire cannabis inventory in a business combination	-	2,518	-
Interest (within cost of goods sold "COGS")	751	463	1,196
Depreciation and amortization (from statement of cash flows)	25,037	17,133	21,072
Acquisition costs	2,241	1,446	852
Stock-based compensation, non-cash	5,584	10,361	17,375
Impairment of goodwill	-	-	117,950
Start-up costs[1]	3,727	3,245	3,016
Other[2]	10,620	1,923	5,616
Loss on sale of assets	58	-	-
	48,018	37,089	167,077

Adjusted EBITDA from continuing operations (non-GAAP)	26,337	16,058	24,166

[1] These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations
[2] Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs

	Three Months Ended
	March 31, 2023	March 31, 2022	December 31, 2022
	$	$	$
Gross profit from continuing operations (GAAP)	48,282	40,327	53,011

Incremental costs to acquire cannabis inventory in a business combination	-	2,518	-
Interest (within COGS)	751	463	1,196
Depreciation and amortization (within COGS)	9,424	6,252	9,064
Start-up costs (within COGS)	2,262	1,598	747
Other (within COGS)	4,564	837	2,541
Adjusted Gross Profit from continuing operations (non-GAAP)	65,283	51,995	66,559